FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of December 2012

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on December 21, 2012, by Panasonic Corporation (the registrant), announcing appeal against European Commission decision on cathode ray tubes for televisions.

2.	News release issued on December 21, 2012, by the registrant, announcing to absorb Panasonic Eco Solutions Power Tools Co., Ltd., a wholly-owned consolidated subsidiary of Panasonic.

3.	News release issued on December 21, 2012, by the registrant, announcing its subsidiary, SANYO Electric Co., Ltd., transfers digital camera and digital movie camera businesses.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ HARUHIKO SEZAKI
Haruhiko Sezaki, Attorney-in-Fact
General Manager of IR Disclosure,
Panasonic Corporation

Dated: December 26, 2012

December 21, 2012

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces Appeal against European Commission

Decision on Cathode Ray Tubes for Televisions

Osaka, Japan, December 21, 2012 — Panasonic Corporation (NYSE:PC/TSE:6752, “Panasonic”) announced today that Panasonic and its subsidiary MT Picture Display Co., Ltd. (“MTPD”) have decided to appeal to the European General Court against the decision* adopted by the European Commission on December 5, 2012, because Panasonic believes this decision is factually and legally erroneous as it applies to Panasonic and MTPD.

Panasonic and MTPD have already exited the CRT business, but will be stating their arguments at court and seeking fair judgment.

*	The European Commission has issued a decision finding that a number of companies, including Panasonic and MTPD, previously participated in an agreement to restrict competition in the sale of Cathode Ray Tubes for televisions sold in Europe in violation of EU competition law. The fines imposed by European Commission relevant to Panasonic and MTPD are as follows:

•	Panasonic: €157,478,000

•	Panasonic and MTPD, jointly and severally liable: €7,885,000

•	Panasonic, MTPD and Toshiba Corporation, jointly and severally liable: €86,738,000

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for three business fields, consumer, components & devices, and solutions. Based in Osaka, Japan, the company recorded consolidated net sales of 7.85 trillion yen for the year ended March 31, 2012. It aims to become the No. 1 Green Innovation Company in the Electronics Industry by the 100th year of its founding in 2018.The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE:PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/

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December 21, 2012

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic to Absorb Wholly-Owned Subsidiary

(Panasonic Eco Solutions Power Tools Co., Ltd.)

Osaka, Japan, December 21, 2012 – Panasonic Corporation ([NYSE:PC/ TSE:6752] “Panasonic”) today announced that its Board of Directors has decided and signed an agreement to absorb Panasonic Eco Solutions Power Tools Co., Ltd. (PESPT), a wholly-owned consolidated subsidiary of Panasonic. This merger is expected to take effect on April 1, 2013.

Details of the merger are outlined below.

1. Purpose of the Merger

Panasonic aims to expand sales with utilizing the sales channels of the Company mainly in Asia and strengthen the cost competitiveness by commonalizing indirect personnel.

2. Summary of the Merger

(1)	Schedule of the Merger

December 21, 2012	Resolution of the Board of Directors on the merger
December 21, 2012	Signing of the merger agreement
April 1, 2013 (planned)	Effective date of the merger

(Note: The merger will be conducted through a simplified procedure provided under the Company Law of Japan, by which resolutions of the shareholders’ meetings of Panasonic and PESPT will not be required.)

(2)	Method of the merger

Panasonic, as the continuing company, will absorb PESPT, which will be dissolved upon the merger.

(3)	Allotment in relation to the merger

There shall be no allotment of shares or any other consideration upon the merger.

(4)	Treatment of stock acquisition rights and convertible bonds of the dissolving company

There are no stock acquisition rights or convertible bonds issued by PESPT.

3. Basic information of Panasonic and PESPT

	(As of September 30, 2012)
	Continuing Company		Dissolving Company
(1) Corporate name	Panasonic Corporation		Panasonic Eco Solutions Power Tools Co., Ltd.
(2) Head office	1006, Oaza Kadoma, Kadoma City, Osaka, Japan		33 Oka-machi, Hikone City, Shiga, Japan
(3) Name and title of representative	President, Kazuhiro Tsuga		President, Hiroyuki Ando
(4) Principal lines of business	Manufacture and sale of electronic and electric equipment, etc.		Manufacture and sales of rechargeable power tool, etc.
(5) Stated capital	258,740 million yen		450 million yen
(6) Date established	December 15, 1935		April 1, 2009
(7) Number of shares issued	2,453,053,497 shares		9,000 shares
(8) Fiscal year end	March 31		March 31
(9) Major shareholders and shareholding ratio	The Master Trust Bank of Japan, Ltd. (trust account)	5.17%	Panasonic Corporation	100%
	Japan Trustee Services Bank, Ltd. (trust account)	5.07%
	Nippon Life Insurance Company	3.12%
	Sumitomo Mitsui Banking Corporation	2.72%
	SSBT OD05 OMNIBUS ACCOUNT-TREATY CLIENTS	2.57%

(10) Operating results and financial conditions for the year ended March 31, 2012	Panasonic Corporation (Consolidated, U.S. G.A.A.P.)	Panasonic Eco Solutions Power Tools Co., Ltd. (Non-consolidated, Japan G.A.A.P.)
Net assets	1,977,566	154
Total assets	6,601,055	1,942
Shareholders’ equity per share (yen)	834.79	17,110.42
Net sales	7,846,216	6,196
Operating profit	43,725	(75)
Ordinary income	—	(93)
Net income (loss) attributable to the company	(772,172)	(174)
Net income (loss) per share attributable to the company per share (yen)	(333.96)	(19,278.47)

Notes:	1.	In millions of yen, unless otherwise specified.

	2.	As of September 30, 2012, Panasonic holds 141,368,990 shares of its common stock.

	3.	Panasonic’s “Shareholders’ equity per share” is presented in accordance with the United States Generally Accepted Accounting Principles (U.S. G.A.A.P.). As for PESPT, the amount of “Net assets per share” is stated instead of “Shareholders’ equity per share.”

	4.	With respect to Panasonic, the item “Ordinary income” is omitted since it does not exist under U.S. G.A.A.P., which has been adopted by Panasonic on a consolidated basis.

4. Conditions after the Merger

Panasonic’s corporate name, head office, name and title of representative, principal lines of business, stated capital and fiscal year end shall not be changed by this merger.

5. Effect on Financial Outlook

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2013.

Disclaimer Regarding Forward-Looking Statements

This press release includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Panasonic and its Group companies (the Panasonic Group). To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Panasonic Group in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the Panasonic Group’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Panasonic undertakes no obligation to publicly update any forward-looking statements after the date of this press release. Investors are advised to consult any further disclosures by Panasonic in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the U.S. Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, economic conditions, particularly consumer spending and corporate capital expenditures in the United States, Europe, Japan, China and other Asian countries; volatility in demand for electronic equipment and components from business and industrial customers, as well as consumers in many product and geographical markets; currency rate fluctuations, notably between the yen, the U.S. dollar, the euro, the Chinese yuan, Asian currencies and other currencies in which the Panasonic Group operates businesses, or in which assets and liabilities of the Panasonic Group are denominated; the possibility of the Panasonic Group incurring additional costs of raising funds, because of changes in the fund raising environment; the ability of the Panasonic Group to respond to rapid technological changes and changing consumer preferences with timely and cost-effective introductions of new products in markets that are highly competitive in terms of both price and technology; the possibility of not achieving expected results on the alliances or mergers and acquisitions including the business reorganization after the acquisition of all shares of Panasonic Electric Works Co., Ltd. and SANYO Electric Co., Ltd.; the ability of the Panasonic Group to achieve its business objectives through joint ventures and other collaborative agreements with other companies; the ability of the Panasonic Group to maintain competitive strength in many product and geographical areas; the possibility of incurring expenses resulting from any defects in products or services of the Panasonic Group; the possibility that the Panasonic Group may face intellectual property infringement claims by third parties; current and potential, direct and indirect restrictions imposed by other countries over trade, manufacturing, labor and operations; fluctuations in market prices of securities and other assets in which the Panasonic Group has holdings or changes in valuation of long-lived assets, including property, plant and equipment and goodwill, deferred tax assets and uncertain tax positions; future changes or revisions to accounting policies or accounting rules; as well as natural disasters including earthquakes, prevalence of infectious diseases throughout the world, disruption of supply chain and other events that may negatively impact business activities of the Panasonic Group. The factors listed above are not all-inclusive and further information is contained in Panasonic’s latest annual reports, Form 20-F, and any other reports and documents which are on file with the U.S. Securities and Exchange Commission.

In order to be consistent with generally accepted financial reporting practices in Japan, operating profit (loss) is presented in accordance with generally accepted accounting principles in Japan. The company believes that this is useful to investors in comparing the company’s financial results with those of other Japanese companies. Under United States generally accepted accounting principles, expenses associated with the implementation of early retirement programs at certain domestic and overseas companies, and impairment losses on long-lived assets are usually included as part of operating profit (loss) in the statement of income.

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December 21, 2012

FOR IMMEDIATE RELEASE
Media Contacts:	Investor Relations Contacts:

Megumi Kitagawa (Japan)	Shozo Mizuno (Japan)
Global Public Relations Office	Corporate Finance & IR Group
(Tel: +81-3-3574-5664)	(Tel: +81-6-6908-1121)

Panasonic News Bureau (Japan)	Yuko Iwatsu (U.S.)
(Tel: +81-3-3542-6205)	Panasonic Finance (America), Inc.
(Tel: +1-212-698-1360)
Jim Reilly (U.S.)
(Tel: +1-201-392-6067)	Hiroko Carvell (Europe)
Panasonic Finance (Europe) plc
Anne Guennewig (Europe)	(Tel: +44-20-3008-6887)
(Tel: +49-611-235-457)

Panasonic Announces its Subsidiary, SANYO Electric Co., Ltd., Transfers Digital

Camera and Digital Movie Camera Businesses

Osaka, Japan, December 21, 2012 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced that SANYO Electric Co., Ltd., a subsidiary of Panasonic, has formed an agreement on the transfer of all the shares of SANYO DI Solutions Co., Ltd., which operates the digital camera and digital movie camera businesses.

There shall be no effect on the consolidated financial outlook of Panasonic for fiscal year ending March 31, 2013.

For further detail, please see the attached.

For Reference

This material is a translation into English of the original Japanese news release

Panasonic Group

SANYO Electric Co., Ltd.

Transfer of Digital Camera and Digital Movie Camera Businesses

Osaka, Japan - December 21, 2012 - SANYO Electric Co., Ltd. (SANYO Electric) of the Panasonic Group announced that SANYO Electric and the special purpose company AP26, which has a capital subscription from a fund with services provided by Advantage Partners, LLP (AP), have formed an agreement on the transfer of all the shares of SANYO DI Solutions Co., Ltd. (SANYO DI), which operates the digital camera and digital movie camera businesses as of March 31, 2013.

SANYO Electric split off its digital camera and digital movie camera businesses as of July 1, 2012 into the separate company of SANYO DI in order to speed up decision making and reinforce a strong firewall, and took various measures to strengthen its businesses. However, in order to maintain competitiveness within this increasingly fierce market and to provide high-value products to the brand manufacturers as its customers, it was decided that it would be for the best to run the businesses under a partner able to make the optimum use of SANYO DI’s technology and with a strong connection to its customers and to expand these businesses.

In regards to the transfer partner meeting these conditions, SANYO Electric chose AP due to its strong record of investments in Japan and its knowhow on measures to improve corporate value, and decided to make the transfer to AP26. SANYO DI will act as a firm foundation for an independent business under AP and will become able to make active business developments towards growth.

Outline of SANYO DI Solutions

Company name:	SANYO DI Solutions Co., Ltd.
Representative:	Takao Nishiyama, President
Established:	April 2, 2012 (Began operations on July 1, 2012)
Location:	1-1 Sanyo-cho, Daito City, Osaka 574-8534, Japan
Capital:	10 million yen (100% owned by SANYO Electric)
Business description:	Development, manufacturing, sales, and other business operations related to OEM digital cameras and digital movie cameras.

Outline of Advantage Partners

Company name:	Advantage Partners, LLP
Representative:	Joint representative parters: Taisuke Sasanuma / Richard Folsom
Established:	December 17, 1992 (Changed to present organization on September, 2005)
Location:	17th Floor Toranomon Towers Office, 4-1-28 Toranomon, Minato-ku, Tokyo
Business description:	Support for the setup and running of funds and private equity investment

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